UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 033-47040
Cinemark USA, Inc.

(Exact name of registrant as specified in its charter)
3900 Dallas Parkway, Suite 500
Plano, Texas 75093
(972) 665-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
9% Senior Subordinated Notes due 2013

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)(i)	☑	Rule 12h-3(b)(l)(i)	☑

Rule 12g-4(a)(l)(ii)	☐	Rule l2h-3(b)(I)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	11

Pursuant to the requirements of the Securities Exchange Act of 1934, Cinemark USA, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 18, 2008	By:	/s/ Michael Cavalier
		Name:	Michael Cavalier
		Title:	Senior Vice President — General Counsel & Secretary

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